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                                                                    EXHIBIT 99.1


                          CERTIFICATION OF CEO AND CFO
            PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Breakwater ResourcesLtd. (the "Company") on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Colin K. Benner, as Chief Executive Officer of the Company, and Rene R. Galipeau, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, to the best of his knowledge, that:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Colin K. Benner
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Colin K. Benner
Chief Executive Officer
May 16, 2003


/s/ Rene R. Galipeau
------------------------------
Rene R. Galipeau
Chief Financial Officer
May 16, 2003

This certification accompanies the Report pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of ss.18 of the Securities Exchange Act of 1934, aS amended.